Exhibit 3.1
FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT
     This FIRST AMENDMENT (this “Amendment”) to the Limited Partnership Agreement (the “Agreement”) of Rockies Region Private Limited Partnership (the “Partnership”) is made as of this 15th day of June, 2011. Capitalized terms used but not defined in this Amendment shall have the respective meanings given to such terms in the Agreement. Each reference to “hereof,” “hereunder,” “hereby” and “this Agreement” in the Agreement shall, from and after the date of this Amendment, refer to the Agreement as amended by this Amendment.
     WHEREAS, pursuant to Section 11.09 of the Agreement, the Agreement may not be amended without the consent of the Investor Partners owning a majority of the then outstanding Units entitled to vote; and
     WHEREAS, at a Special Meeting of the Investor Partners held on June 15, 2011, the Investor Partners approved an amendment to the Agreement as set forth herein;
     NOW, THEREFORE, the Managing General Partner of the Partnership amends the Agreement as follows:
     Section 7.08 of the Agreement is hereby amended by the addition of the following sentence to the end thereof:
          “In addition to the preceding voting rights of Investor Partners described in this Section, the affirmative vote of the Investor Partners holding a majority of the then outstanding Units held by the Investor Partners is required for the Partnership to enter into a merger transaction whether or not the Partnership shall be the surviving entity.”
     IN WITNESS WHEREOF, the Managing General Partner has caused this Amendment to be duly executed by an authorized officer as of the date first written above.

PETROLEUM DEVELOPMENT CORPORATION, Managing General Partner
By:	/s/ Daniel W. Amidon
	Name:	Daniel W. Amidon
	Title:	General Counsel and Secretary